June 21, 2007

Sheldon Kales
President
Security Devices International Inc.
120 Adelaide Street West
Suite 2500
Toronto, Ontario
Canada M5H 1T1

> **Re: Security Devices International Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 25, 2007**
> **File No. 333-143301**

Dear Mr. Kales:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your filing to name your independent accountants as experts as required by Item 509 of Regulation S-B.

Management's Discussion and Analysis and Results of Operations, page 6

2.   Please revise this filing to disclose the information required by Item 303(a)(i) and Item 303(c) of Regulation S-B.

Annual Financial Statements, page 1

General

3.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Statement of Operations, page 3

4.   Please revise to present a functional statement of operations as opposed to presenting an income statement based on expense classification.

5.   Further to the above, please revise your statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

6.   We note from page 13 that no compensation was paid to your president and your officers and directors have agreed to serve without compensation until you have accumulated gross revenues of $500,000. Please revise to accrue all costs of doing business for all periods, including compensation, and any other services, equipment or property provided without charge as required by SAB Topic 1.B.1.

Notes to Financial Statements, page 4

Note 3. Summary of Significant Accounting Policies, page 7

-(d) Loss per Share, page 8

7.   Please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

-(g) Stock-based compensation, page 8

8.   You state that you adopted SFAS 123 (R) utilizing the modified prospective method and that the adoption did not affect the financial statements for the period ended November 30, 2005 since you did not grant any stock options. Please note that SFAS 123 and SFAS 123(R) apply to *all* equity instruments given to employees and non-employees. Please revise this note to more clearly describe your accounting policy for stock-based compensation for *all* of your equity instruments including stock options and common stock issued and how the adoption of SFAS 123(R) impacted your financial statements. Within your revised disclosure, separately describe how you account for stock-based compensation issued to employees and stock-based compensation issued to non-employees under SFAS 123, SFAS 123(R), and EITF 96-18.

-(o) Recent Accounting Pronouncements, page 11

9.   We note that you will adopt SFAS 154 as of January 1, 2006. However, paragraph 27 of SFAS 154 indicates that you should adopt this standard for fiscal years beginning after December 15, 2005, which in your case is December 1, 2006. Please revise or advise.

10.   We note that you will adopt SAB 108 as of December 1, 2007. However, SAB 108 is effective for fiscal years ending after November 15, 2006, which in your case is November 30, 2006. Please revise or advise.

Note 5. Capital Stock, page 5

11.   We note your disclosures related to the issuance of 6,000,000 shares of common stock to promoters for services rendered valued at $60,000 on March 3, 2005 and the issuance of 525,000 shares of common stock for services rendered for total consideration of $5,250 on March 4, 2004. We further note from page 17 that it appears that some of these shares were issued to employees and non-employees and that some of these shares were issued on March 3, 2005 rather than on March 4, 2004. Please reconcile your disclosures throughout your filing to consistently describe who you issued these shares to as well as the dates that shares were issued.

12.   Further to the above, please tell us and revise your filing to explain how you accounted for and valued the shares issued to employees and non-employees issued in fiscals 2005 and 2006. Refer to the guidance in SFAS 123, SFAS 123 (R), and EITF 96-18.

Note 6. Stock-based Compensation, page 17

13.   Please revise your filing to provide a description of the methods you used to determine the significant assumptions utilized within the Black-Scholes option pricing model. Within your discussion, please provide the fair value of your common stock at the time of each stock option grant date and how the fair value of your common stock was determined. Refer to the guidance in A240-A241 of SFAS 123(R) and SAB Topic 14.

Note 7. Related Party Transactions, page 19

14.   Please revise your filing to provide all of the disclosures required by paragraph 2 of SFAS 57.

Note 10. Subsequent Events, page 21

15.   We note you entered into an agreement with a director regarding the development of your Electrical Shocker (ES) technology and that you made cash payments to this director at various dates. We further note as part of this agreement that the son of the director may retain ownership of 1,560,000 shares of common stock that were issued on March 3, 2005 subject to certain contingencies including the completion of the development of your ES technology on or before March 10, 2007 and that you will be obligated to repurchase the shares for $50,000 if this contingent event does not occur. We note similar disclosures on page 9 of your interim financial statements. Please address the following comments:

- Please tell us and revise your filing to explain when you made these cash payments to this director and when you recorded the associated cash payments within your financial statements.

- Please tell us and revise your filing to explain how you initially accounted for these contingent shares upon issuance and how you plan on accounting for the repurchase of these shares since the contingent event did not occur. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Interim Condensed Financial Statements, page 1

General

16.   As applicable, please revise your unaudited condensed financial statements to address the comments above.

Condensed Notes to Interim Financial Statements, page 5

Note 9. Subsequent Events, page 9

17.   We note you issued 50,000 shares to a consultant for services on March 12, 2007 and that you determined the fair value of the shares issued to be $155,000. You further state that you will expense $80,000 relating to the difference between the fair value and cash proceeds received in the next quarter. Please tell us and revise your filing to explain to us why you are expensing the difference between the fair value and the cash received related to the issuance shares. Within your discussion, please also explain why you received cash for these shares issued to consultants for services. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Exhibit 23.2

18.   Please provide a currently dated and signed consent from your independent
        accountants with the filing of your next amendment that gives consent to the use
        of their audit report in this Form SB-2. In this regard, please note the consent
        should reference your independent accountants as experts and should specifically
        reference all of the financial statement periods that your independent auditors
        rendered its opinion on including the cumulative period from inception to date.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

19.   Please amend your annual report and quarterly reports to address the comments
        issued in this letter, as appropriate.

Item 8A. Controls and Procedures, page 10

20.   We note your disclosure that your chief executive officer and principal financial
        officer have concluded that the "[company's] disclosure controls and procedures
        are effective to ensure that material information relating to the [company] is made
        known to them by others within those entities, particularly during the period in
        which this report is being prepared so as to allow for timely decisions regarding
        required disclosures." We note similar disclosures within your February 28, 2007
        Form 10-QSB. The language that is currently included after the words "effective"
        in your disclosure appears to be superfluous, since the meaning of "disclosure
        controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
        Please revise your filings to remove the language or to revise the disclosure so
        that the language that appears after the words " effective" is substantially similar
        in all material respects to the language that appears in the entire two-sentence
        definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

21.   We note your disclosure that there were "no changes in [your] internal controls or
        in other factors that could significantly affect [your] internal controls." We note
        similar disclosures within your February 28, 2007 Form 10-QSB. To the extent
        that your disclosure was provided to address Item 308(c) of Regulation S-B which
        requires disclosure of any change that occurred during the quarter that materially
        affected, or is reasonably likely to materially affect, your internal control over
        financial reporting, please note that the need for disclosure is not limited to
        significant changes that could affect your internal control over financial reporting.
        Please revise your filings to correct the disclosure.

Form 10-QSB for the Quarter Ended February 28, 2007

Controls and Procedures

22.   We note your disclosure that your chief executive officer and principal financial
        officer have evaluated your disclosure controls and procedures as of a date prior
        to the filing date of this report. Please amend your filing to disclose
        management's conclusion regarding the effectiveness of your disclosure controls
        and procedures *as of the end of the period covered by your quarterly
        report*. Refer to Item 307 of Regulation S-B and Part III.F of Management's
        Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on
        our website at www.sec.gov/rules/final/33-8238.htm.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at 202-551-3639 or me at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant

cc: (via fax)   William T. Hart, Esq.